UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Banco Macro S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

05961 W105
(CUSIP Number)

Delfín Jorge Ezequiel Carballo
Murmullos del Mar S/N y Antonio Bonnet - Ruta 10 Km 118.5 –

Portezuelo - Maldonado- Uruguay 20003
(0059842) 577-122/123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS DELFÍN JORGE EZEQUIEL CARBALLO (IRS Identification Number: Not Applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina (Uruguayan resident)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares: 4,901,060 Class B Shares: 118,251,845
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER Class A Shares: 4,901,060 Class B Shares: 118,251,845
	10	SHARED DISPOSITIVE POWER Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares: 4,901,060 Class B Shares: 118,251,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A: 43.6% Class B: 18.8%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment relates to the Class B ordinary shares (the “Class B Shares”) of Banco Macro S.A. The Class B Shares have a par value of Ps.1.00. The Class B Shares are entitled to one (1) vote per share.

The Reporting Person (as defined in Item 2 herein) also owns Class A shares of Banco Macro S.A. (the “Class A Shares”). The Class A Shares have a par value of Ps.1.00 and are entitled to five (5) votes per share.

The address of Banco Macro S.A.’s principal office and principal place of business is Av. Eduardo Madero 1182, City of Buenos Aires, C1106ACY, Republic of Argentina.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) This Statement is being filed by Delfín Jorge Ezequiel Carballo (the “Reporting Person”).

(b) — (c) The Reporting Person, a natural person, is an alternate director of the board of directors of Banco Macro S.A. The address of his principal office and principal place of business is Murmullos del Mar S/N y Antonio Bonnet - Ruta 10 Km 118.5 – Portezuelo - Maldonado- Uruguay 20003.

(d) — (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Citizen of the Republic of Argentina (Uruguayan resident).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

On April 30, 2019, the General and Special Shareholders’ Meeting of Banco Macro S.A. approved a capital decrease due to the cancellation of 30,265,275 Class B Shares, which increased the Reporting Person’s ownership interest of Class B Shares to 17.00%.

A series of transactions (the “Acquisitions”) executed between 2019 and 2023, the source of funds for which was the Reporting Person’s personal funds, increased the Reporting Person’s ownership of Class B Shares to 112,789,136, equivalent to 17.95% Class B Shares’ ownership interest as of March 31, 2023.

On April 10, 2023, the Reporting Person acquired 5,462,709 Class B Shares by means of a donation made by Delfín Federico Ezequiel Carballo, which increased the Reporting Person’s ownership of Class B Shares to 118,251,845, equivalent to 18.82% Class B Shares’ ownership interest.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

The purpose of the Acquisitions was to increase the Reporting Person’s ownership in Banco Macro.

The Reporting Person does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) The information in rows (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference.

(b) The information in rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference.

(c) The information in Item 3 of this Amendment is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023

By:	/s/ Delfín Jorge Ezequiel Carballo
Name: Delfín Jorge Ezequiel Carballo